Exhibit 11

CT COMMUNICATIONS, INC.
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except per share data)

	Three months ended March 31,
	2004	2003
	(Restated)	(Restated)
Computation of share totals used in computing earnings per share:

Basic weighted average number of shares outstanding	18,834	18,716

Incremental shares arising from outstanding stock options	119	10

Total weighted average number of diluted shares outstanding	18,953	18,726

Net income	4,239	2,832

Earnings for common stock	$4,234	$2,827

Earnings per share:
Basic	0.22	0.15
Diluted	0.22	0.15